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                                  EXHIBIT 12.1

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                Computation of Ratio of Earnings to Fixed Charges
                     For the Five Years Ended July 31, 2000

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                                 July 31       July 31      July 31      July 31     July 31
                                   1996         1997         1998         1999         2000
Earnings:

1)  Income before                 74,006        76,766      174,983     233,641      876,966
     income taxes

2)  Plus interest                148,291       208,407      244,111     263,198      862,420
     expense

3) Earnings available            222,297       285,173      419,094     496,839    1,739,386
    for fixed charges

Fixed charges:

4)  Interest expense             148,291       208,407      244,111     263,198      862,420

Ratio of earnings to fixed         1.50x         1.37x        1.72x       1.89x        2.02x
charges

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